June 11, 2009

VIA EDGAR
Lyn Shenk, Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington  D.C.  20549-3561

Re:	LaBarge, Inc.
Form 10-K for the Year Ended June 29, 2008
Schedule 14A dated October 16, 2008
File Number: 001-05761

Dear Mr. Shenk:

            On behalf of LaBarge, Inc. (the “Company” or “LaBarge”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of May 29, 2009 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the May 29th letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the Year Ended June 29, 2008
Management’s Discussion and Analysis page 12 Results of Operations, page 12 Gross Profit
  Refer to your response to prior comment number 4 and 23. You state “This increase is primarily the result of the fact that several contracts that had lower than average margins” and “the Company made shipments to several customers under contracts with gross profit margins that were lower than the Company’s long-term average gross profit margin.” When you make such a or similar statements, please expand upon the underlying factors that contributed to the lower than average margins, or conversely, why you were able to experience higher margins in the corresponding period, or both, as appropriate, to the extent that your overall gross profit margin was impacted. We believe it would aid investors to more fully understand the reasons for variances between comparative periods if you provide insight as to which or the combination of the four general factors that influence the profitability of individual contracts cited in your response to prior comment number 1 impacted the comparability of your results. In particular, if margins on contracts were determined because you incurred more costs than expected, citing this and discussing the underlying reasons would appear to be useful information.
Response:

In future filings, the Company will expand on the underlying factors that contribute to either lower or higher than average margins in the corresponding period. The Company will provide more detail about the variance between comparative periods and provide more detail as to the underlying reasons for the changing margins.

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition and Cost

2.

Refer to your response to prior comment number 11. You state that (i) gross profit during a period is equal to the revenue for the period multiplied by the estimated contract gross profit margin, (ii) this procedure is consistent with Alternative A in paragraph 80 of SOP 81-1, and (iii) if no changes to estimates are made, the methodology results in every dollar or revenue having the same cost of sales and gross profit margins. It is not clear to us how your method is consistent with Alternative A of SOP 81-1 on a cumulative basis through the current periods or for the current period on a stand-alone basis in periods when changes in estimates are made. Under Alternative A, gross profit for a period is the excess of earned revenue over the cost of earned revenue, with period earned revenue and cost of earned revenue based on the difference in the respective cumulative amounts computed through the current period and cumulative amounts recognized in previous periods. In essence, the cumulative gross profit margin (on a percentage basis) through the current period should be equal to the expected gross profit margin over the contract with any cumulative catch up adjustment effectively booked in the period of change, thereby causing the gross profit margin for the period to differ from the expected gross profit margin. Alternative A acknowledges that a consistent gross profit percentage is rarely obtained in practice, so it is reasonable to assume that changes to estimates would be expected that would affect the expected gross profit margin over the term of the contract. Under your method, it appears that in a period in which the gross profit margin changes, the gross profit margin for the current period would equal the expected gross profit margin over the contract term. The effect of this is that the full cumulative effect of the change is not reflected in the period of the change, which distorts the current period and cumulative gross profit margin through the current period, thereby smoothing the cumulative effect of the change over future periods. Please advise.

Response:

The response to prior comment number 11 in LaBarge’s letter dated May 5, 2009 did not include a discussion of the Company’s treatment of cumulative catch up adjustments.

The Company periodically reviews all estimates to complete as required by SOP 81-1 and revises the estimated total cost and expected gross profit as required over the life of the contract.  The revision to the estimated total cost is accounted for as a change of an estimate.  A cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract. A description of the calculation performed by the Company to determine the amount of the cumulative catch up adjustment is provided below. In addition, when the Company determines that there is an anticipated loss on a contract, a provision for the entire loss is recorded in that period.  When cumulative catch up adjustments or loss provisions are material, they are disclosed in the Company’s 1934 Act filings.

Changes to the estimated gross profit margin impact the accounting results for (i) the period of change through the cumulative catch-up adjustment and (ii) future periods because gross profit is recognized in future periods based on the revised estimates.

The gross profit margin in the period of a change in estimate includes:

(a)

A “cumulative catch-up adjustment” is recorded in the period of a change in estimate to reflect the adjustment of previously recognized gross profit associated with all prior period revenue recognized based on the current estimate of gross profit margin.

(b)

An entry to record the current period cost of sales and related gross profit based on current period sales multiplied by current estimate of the gross profit margin on the contract.

In summary, the cumulative gross profit margin through the end of the current period will equal the current estimate of the gross profit over the contract.  The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract.

3.

In your response to prior comment number 11, we note your reference to “services” in regards to your application of SOP 81-1, and in particular those pertaining to system integration and testing. Note 1 to paragraph 11 of SOP 81-1 states that the statement is not intended to apply to “service transactions.” Further, paragraph 12 of SOP 81-1 states “The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction of the production of tangible assets. Please tell us the types of services you perform that you account for under SOP 81-1 and why you believe your accounting is appropriate. In particular, explain to us your accounting for system integration and testing services and the basis for your accounting. Also, explain to us your consideration of EITF 00-21 in regard to the potential for separate elements represented by the system integration and testing services you provide.

Response:

The types of services that the Company is referencing in the response are services essential to the production of the physical units under the terms of the contract, such as design and engineering services.  The service functions that the Company performs are all integral to the manufacturing of the physical product and are necessary to produce the product to the customer’s specifications.

The Company provides design support and engineering services related to the manufacturability of the product.  For example, the Company’s engineers will obtain the customer’s design for a product and develop and document the process to be used by the Company in order to manufacture the product to the customer’s specifications.  This usually results in written work instructions that the customer must approve prior to commencing production.  The Company refers to this as service work; however, these services are geared toward producing the product and are only performed when the Company has an order for production of physical units.  The Company does not provide these services as a separate revenue stream and all such services performed relate to current orders for the production of physical units.

The Company may also help the customer design testing protocols to be performed to ensure the final product meets the customer’s requirements.  In addition, the Company’s engineers may propose modifications to the product to improve manufacturability, cost or functionality to the customer on current production units.  The customer can accept or reject these recommendations.  As noted previously, this service is not provided as a separate revenue stream and is performed in connection with current orders for the production of physical units.

The Company uses the term system integration to refer to manufacturing more than one component of complex electronic equipment and integrating these components into a higher level subassembly or final unit to be sent to the customer.  For example, LaBarge may build the circuit cards, cables and a cabinet for a radar assembly separately and ship them to the customer.  Alternatively, the Company can integrate them all together and ship as a final unit.  The Company does not perform any integration work outside of the context of producing final tangible goods that will be shipped to the customer.  The Company does not install the final unit or perform any work outside of the Company’s manufacturing facility.

As a result, the Company believes these services meet the requirements of paragraph 12 and these services are covered by SOP 81-1.  Therefore, they are not subject to potential separation under EITF 00-21. In addition, based on the Company’s review of the example given in footnote 4 to EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company believes the types of services it performs on contracts accounted for under SOP 81-1 are SOP81-1 deliverables, subject to the provisions of SOP 81-1.  The Company does not provide services related to contracts after delivery of the physical product other than those required under warranty requirements.

Accounts Receivable, page 33

4.

We note your response to prior comment number 15. You state that management’s evaluation of the financial condition of a customer is based primarily on the customer’s payment history. At least a portion of Eclipse’s receivable balance was past due and the success of a potential payment plan was contingent on it raising additional capital.  These factors appear to indicate that Eclipses’ financial condition was not sound. If Eclipse’s financial condition was not sound and your policy is to base allowance estimates on financial condition, it appears that an allowance was warranted based on your reserve policy. In this regard, you state that you made judgment that Eclipse’s effort to raise additional capital would be successful. We note, however, that this judgment was based on the assertions of the very customer who was delinquent in paying you and its investment banker. Considering the source, it is not clear to us how you deemed these assertions to be reliable, competent evidence that collection was probable sufficient to offset the customer’s known financial condition and payment history. Please advise. In addition, it does not appear that you responded to the last portion of our prior comment. Therefore, please explain to us in detail what financial conditions result in a judgment that accounts receivable are or are not collectible.

Response:

The Company’s policy on bad debt allowances for accounts receivable is to provide for any invoice not collected in 360 days, and to provide for additional amounts where, in the judgment of management, such an allowance is warranted based on the specific facts and circumstances.

In order to identify customer balances that may require evaluation about collectibility, the Company reviews a weekly aging report of all accounts receivable balances starting with those over thirty days past due. In addition, the Company monitors information about customers through a variety of sources including the media, and information obtained through on-going interaction between Company personnel and the customer. Once management identifies customer balances that require further evaluation, management considers factors which include, but are not limited to: (i) the customer’s past payment history, (ii) the customer’s current financial condition, (iii) any other relevant information about the collectibility of the receivable.

Management’s judgment about the collectibility of the Eclipse receivable included an assessment about Eclipse’s ability to raise additional equity to fund its operations. Management’s assessment was impacted by the success that Eclipse and its investment banker, UBS Investment Bank, had achieved in raising additional capital on multiple occasions in Eclipse’s history, both from its current owners and third parties. UBS had completed four previous financing for Eclipse totaling over $500 million from May 2006. LaBarge officers had multiple contacts within the Eclipse organization that provided frequent updates on the Eclipse operations and capital raising efforts spearheaded by UBS.  In addition to frequent phone conferences, LaBarge representatives attended a supplier conference wherein UBS and Eclipse projected Eclipse’s plan for additional funding. On August 27, 2008 at a supplier conference and in subsequent conversations, representatives of UBS indicated to Eclipse suppliers that their company was “highly confident that its current financing plan will be successful.” That plan was to raise $200 – $300 million of equity by the close of the fourth calendar quarter. In addition, Eclipse was experiencing improvements in their manufacturing process and was ramping up production.  Also, Eclipse had a sustainable backlog of orders.

Payments were received from Eclipse through October 15, 2008, though not in sufficient amounts to bring the account current. Payments of $705,000 were received between June 29, 2008 and October 15, 2008.

Based on Eclipse’s historical ability to raise capital, representations received from its investment bankers, manufacturing improvements, backlog of orders and the fact that payments were received from Eclipse through October 15, 2008, the Company concluded these circumstances did not warrant the provision of the Eclipse receivables in the quarter ended September 28, 2008.

The Company disclosed the exposure related to Eclipse in the “Risk Factors” and “Management’s Discussion and Analysis” section and the notes to the financial statements in the June 29, 2008 Form 10-K and in the September 28, 2008 Form 10-Q.

The disclosures in the June 29, 2008 Form 10-K can be found in the attached Exhibit A.

The disclosures in the September 28, 2008 Form 10-Q can be found in the attached Exhibit B.

The following discussion addresses the Staff’s request to provide additional information about management’s consideration of a customer’s financial condition when determining whether accounting receivable are or are not collectible.

The Company’s customers do business in a variety of markets with significant revenues from customers in the defense government systems, aerospace, natural resources, industrial, and other commercial markets. Consequently, management does not have a prescribed set of criteria that it uses when evaluating the financial condition of a customer to determine whether or not accounts receivable are or are not collectible. For certain customers, the Company is able to obtain information about the financial condition of the customer from public sources (e.g., the customer’s annual report on Form 10-K). In other circumstances, there is limited information publicly available about the customer’s financial condition. Consequently, management may include in our analysis information obtained from the customer when evaluating the customer’s financial condition.

Management looks to a variety of factors when evaluating the financial condition of a customer to determine whether or not accounts receivable are or are not collectible which include, but are not limited to: (i) the customer’s liquidity, (ii) the customer’s access to other sources of funding, including raising additional capital, (iii) whether the customer has filed a voluntary or involuntary bankruptcy petition and (iv) any information that would lead management to determine that the Company’s account receivable would not be realized.

Note 3. Accounts and Other Receivables, page 36

5.

Refer to your response to prior comment number 20. We note that receivables directly from the U.S. Government were not considered material and that your primary exposure to U.S. Government contracts is as a subcontractor. In this regards, the “Purpose and Applicability” section of the “Preface to the “Audit and Accounting Guide – Federal Government Contractors” states, “This guide has been prepared to assist preparers of financial statements in preparing financial statements in conformity with generally accepted accounting principles… of entities that provide goods and services to the federal government, or to prime contractors or subcontractors at any tier and for which such transactions are material to such entities’ financial statements.” Accordingly, we believe separate footnote disclosure of the amounts of receivables associated with both government and commercial contracts would be useful to investors. Please revise to provide such disclosure in future filings.

Response:	In future filings, the Company will provide the total of all receivables, which are related to government contracts in the accounts receivable note to the financial statements.

Schedule 14A

Compensation Determination Process, page 6

6.

We note your response to prior comment 24. To the extent that you believe any of your performance targets should remain confidential based upon a claim of competitive harm, please respond to us with a detailed analysis regarding that claim. Please include an analysis of how historical performance target numbers would provide competitive harm on a prospective basis.

Response:	We acknowledge your position regarding this disclosure and will incorporate your comments in our 2009 Schedule 14A.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 997-0800.

Sincerely, /s/DONALD H. NONNENKAMP

Donald H. Nonnenkamp Vice President and Chief Financial Officer

cc:            Matthew Spitzer/Securities and Exchange Commission
            Doug Jones/Securities and Exchange Commission

DHN/mam